

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2022

Angela Selden
President and Chief Executive Officer
American Public Education, Inc.
111 West Congress Street
Charles Town, West Virginia 25414

> **Re: American Public Education, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed March 2, 2022**
> **File No. 001-33810**

Dear Angela Selden:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Richard W. Sunderland Jr., CPA